[Letterhead of Alcoa Inc.]

June 17, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:	Alcoa Inc. Registration Statement on Form S-4 File No. 333-203275

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Alcoa Inc. (“Alcoa”) hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) so that it may become effective at 4:00 p.m., Eastern time, on June 19, 2015, or as soon as possible thereafter.

In connection with this request, Alcoa acknowledges the following:

•	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Alcoa from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Alcoa may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald C. Chen of Wachtell, Lipton, Rosen & Katz at (212) 403-1117 or by e-mail at RCChen@wlrk.com with any questions you may have concerning this request. In addition, please notify Mr. Chen when this request for acceleration has been granted.

Sincerely,

ALCOA INC.

By:	/s/ Max Laun
Max Laun
Vice President & General Counsel

cc:	Ronald C. Chen, Wachtell, Lipton, Rosen & Katz